Exhibit 99.1

Tuniu Announces Receipt of Minimum Bid Price Notice from Nasdaq

NANJING, China, May 22, 2020 -- Tuniu Corporation (Nasdaq:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced that it received a notification letter (the "Notice") from the Listing Qualifications Department of The Nasdaq Stock Market Inc. ("Nasdaq") dated on May 18, 2020, indicating that for the last 30 consecutive business days, the closing bid price for the Company’s American depositary shares (the “ADSs”), each representing three Class A ordinary shares of the Company, was below the minimum bid price of $1.00 required for continued listing under Nasdaq Listing Rule 5450(a)(1). The Nasdaq notification letter does not result in the immediate delisting of the Company's securities.

Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days to regain compliance with the Nasdaq's minimum bid price requirement. The Notice also stated that given the extraordinary market conditions caused by COVID-19, Nasdaq has determined to toll the compliance periods for the bid price and market value of publicly held shares requirements through June 30, 2020. As a result, the tolling and 180 calendar day compliance period will expire on December 28, 2020. If at any time during the tolling period or 180 day compliance period, the closing bid price of the Company’s security is at least $1.00 for a minimum of ten consecutive business days, the Nasdaq will provide the Company written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by December 28, 2020, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180 calendar day compliance period as stated in the Notice.

The Notice will have no effect on the operations of the Company’s business, and the Company will take all reasonable measures to regain compliance.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu covers over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com